SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2004

Commission File Number 1-11412

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

(Translation of Registrant’s Name Into English)

Suites 1602-05, Chater House, 8 Connaught Road, Central
Hong Kong, Special Administrative Region of the P.R.C.
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	X	Form 40-F

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	X

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________)

SIGNATURE
EXHIBIT INDEX
EX-99.1 ANNOUNCEMENT DATED DECEMBER 31,2003

Brilliance China Automotive Holdings Limited (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	an announcement dated December 31, 2003 and published in the newspapers in Hong Kong on January 2, 2004, announcing the Registrant’s proposed acquisition, through its subsidiaries, of the entire equity interest of Shenyang Automobile Industry Asset Management Company Limited and Shenyang Xinjinbei Investment Co., Ltd.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brilliance China Automotive Holdings Limited

By:	/s/ Xiaoan Wu Name: Xiaoan Wu Title: Chairman

Date: January 2, 2004

EXHIBIT INDEX

Exhibit	Description

99.1:	an announcement dated December 31, 2003 and published in the newspapers in Hong Kong on January 2, 2004, announcing the Registrant’s proposed acquisition, through its subsidiaries, of the entire equity interest of Shenyang Automobile Industry Asset Management Company Limited and Shenyang Xinjinbei Investment Co., Ltd.